Exhibit 99.1

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP RESULTS (Unaudited)      THIRD QUARTER AND FIRST NINE MONTHS 2003

Third quarter performance

•	Group sales for the quarter 4% lower than 2002.

•	Comparable* International Business sales for the quarter in line with last year.

•	Comparable International Business trading profit* 5% lower for the quarter.

•	Group profit before tax* £105m for the quarter, 13% below 2002.

•	Interest cover 5.6 times for the quarter (2002: 5.0).

•	Net debt at quarter end £1,641m (2002: £2,135m).

John McAdam, Chief Executive, said:

“Good overall cost control provided some profit protection in another difficult quarter, where trading conditions were particularly challenging in Europe and North America.

Whilst recent indications of an improving US economy provide some encouragement, the outlook for Q4 remains uncertain.”

Strategy and Targets

•	New financial targets announced.

•	Strategy update to be provided later this morning.

Further information
Access will be available over the Internet to the results presentation to investment analysts on 30 October at 9am UK time on ICI's website, www.ici.com, followed by the strategy update at 10am UK time.

* References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments on the results reported by the International Businesses. All references to the Group’s performance are “as reported”.
Trading profit and profit before tax figures are quoted before goodwill amortisation and exceptional items throughout this statement unless otherwise stated.

GROUP FINANCIAL REVIEW

Third Quarter	First Nine Months
2003 £m	2002 £m	2003 £m	2002 £m

Sales
– International Businesses†	1,400	1,430	4,077	4,251
– Total Group	1,507	1,574	4,447	4,665

Trading Profit*

– International Businesses†	135	152	344	425
– Total Group	128	153	324	418

Income from associates (net of interest)	—	(2)	2	(11)
Net interest for the Group	(23)	(30)	(71)	(95)

Profit before tax*	105	121	255	312

Taxation*	(31)	(35)	(74)	(90)
Attributable to minorities	(7)	(6)	(17)	(14)

Net profit for the period*	67	80	164	208

Earnings per £1 Ordinary Share*	5.7	p	6.9	p	13.9	p	19.1	p

Key ratios

Trading margin (International Businesses)*	9.6%	10.6%	8.4%	10.0%
Trading margin (ICI Group)*	8.5%	9.7%	7.3%	9.0%
Interest cover* – times	5.6	5.0	4.6	4.3
Effective tax rate*	30%	29%	29%	29%

Summary Cash flow

Opening net debt	(1,695)	(2,277)	(1,667)	(2,917)
Cash flow before financing:
Net operating cash flow	58	64	(66)	(133)
Reshaping and legacy cash flows	6	28	81	38

64	92	15	(95)
Non cash movement mainly arising on foreign currency translation	(10)	50	11	70
Net proceeds of rights issue	—	—	—	807

Closing net debt	(1,641)	(2,135)	(1,641)	(2,135)

Basis of presentation:
†International Businesses comprise National Starch, Quest, Performance Specialties and Paints.
*Before goodwill amortisation and exceptional items.
Earnings per £1 Ordinary Share are quoted on an undiluted basis. The full UK GAAP Profit and Loss account is presented in Appendix I. A further explanation of the basis of presentation is included in Appendix III. The definitions for key ratios are included in Appendix IV.

GROUP FINANCIAL REVIEW (continued)

Trading performance

Comparable sales for the International Businesses for the quarter were in line with last year, with 3% growth for both National Starch and Paints offset by lower sales for Quest (–5%) and Uniqema (–10%). Strong growth in Asia (+9%) and Latin America (+20%) compensated for slightly lower sales in North America (–1%), and 6% lower sales in Europe, where trading conditions were particularly difficult. Sales for the Regional and Industrial businesses were 25% below last year due to lower nil margin sales, and with the impact of business divestments, reported sales for the Group for the quarter were 4% below 2002.

Comparable trading profit for the International Businesses was 5% below last year for the quarter. Paints delivered good trading profit growth (+11%), but comparable profits were slightly lower for National Starch (–6%), where high raw material costs continued to impact performance. Trading profit for Quest was slightly ahead of Q2, but remained well below last year (–31%), and Uniqema had another difficult quarter (–78%).

Regional and Industrial recorded a trading loss for the quarter of £7m, £8m below last year due to the increase in the quarterly charge for UK pension costs resulting from the triennial valuation of the ICI Pension Fund. With the impact of 2002 divestments, Group trading profit for the quarter was £128m, 16% below last year.

Lower net interest costs and the absence of losses from associates resulted in profit before tax of £105m for the quarter, 13% below last year.

Cash flow

Group net operating cash flow for the quarter of £58m was £6m below last year, with reduced capital expenditure and interest payments largely offsetting lower trading profit. Despite an adverse non-cash movement in net debt arising from movements in exchange rates, net debt at the end of the quarter fell to £1,641m compared with £1,695m at the half year, and £2,135m a year ago.

GROUP FINANCIAL REVIEW (continued)

Exceptional Items

	Third Quarter		First Nine Months
	2003 £m	2002 £m	2003 £m	2002 £m

Exceptional operating items	(61)	—	(99)	—
Profit/(loss) on sale or closure of operations	(10)	(6)	17	7
Profit/(loss) on disposal of fixed assets	—	2	2	5
Provision in respect of own shares	—	—	(76)	—

Exceptional items before tax and minority interests	(71)	(4)	(156)	12
Taxation	22	(1)	39	(3)
Minority interests	—	—	—	(3)

Exceptional items after tax and minority interests	(49)	(5)	(117)	6

Exceptional operating items for the quarter include £65m related to the restructuring programmes announced with the first quarter and half year results. Further charges will be accounted for as the programmes progress, principally in the fourth quarter of 2003. The total charge for the programmes announced in 2003, is expected to be some £231m, made up of £162m exceptional cash expenditure and non-cash asset write-downs of £69m. £106m has been recorded for the first nine months.

During the quarter the Group completed the sale of National Starch’s Permabond business to Loxeal Engineering Adhesives of Italy. The loss on this transaction is included within profit/(loss) on sale or closure of operations for the quarter.

OPERATIONAL REVIEW

The financial tables in the following section are presented in pounds sterling and are “as reported”. As reported numbers include the effects of currency translation, acquisitions and divestments and are quoted before accounting for goodwill amortisation and exceptional items.

Unless otherwise stated, the commentary on pages 6 through 9, for the International Businesses (National Starch, Quest, Performance Specialties and Paints) refers to performance measured on a “comparable basis” excluding the effect of currency translation differences and the impact of acquisitions and divestments, and are quoted before accounting for goodwill amortisation and exceptional items. Further explanations in respect of the Group’s segmentation and references to comparable performance are set out in Appendix III.

Segment Information

	Third Quarter		First Nine Months
	2003 £m	2002 £m	2003 £m	2002 £m

Sales

National Starch	467	453	1,389	1,388
Quest	173	181	522	542
Performance Specialties*	159	210	507	632
Paints	601	586	1,659	1,689

International Businesses	1,400	1,430	4,077	4,251
Regional and Industrial	113	151	384	439
Eliminations	(6)	(7)	(14)	(25)

Total Group	1,507	1,574	4,447	4,665

EBITDA (defined in Appendix IV)

National Starch	69	73	197	220
Quest	19	25	52	83
Performance Specialties*	7	22	24	66
Paints	82	74	195	186

International Businesses	177	194	468	555
Regional and Industrial	—	7	1	13

Total Group	177	201	469	568

Trading Profit (before goodwill amortisation and exceptional items)

National Starch	52	56	145	166
Quest	13	21	34	69
Performance Specialties*	1	14	7	43
Paints	69	61	158	147

International Businesses	135	152	344	425
Regional and Industrial	(7)	1	(20)	(7)

Total Group	128	153	324	418

* Performance Specialties trading results for 2002 include the results of the Synetix and Security Systems businesses, which were sold last year. Consequently, the 2003 results comprise only Uniqema.

OPERATIONAL REVIEW (continued)

National Starch

Third Quarter					First Nine Months
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

467	453	3	3	Sales	1,389	1,388	—	3

52	56	(7)	(6)	Trading Profit	145	166	(13)	(10)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

National Starch sales were 3% ahead of last year for the quarter, with strong growth in Asia and Latin America. Price increases to recover higher raw material costs contributed to the growth but, with costs of major raw materials remaining similar to Q2, gross margin percentages were below last year. Higher utility costs in the US also continued to impact results and, despite fixed costs remaining generally under tight control, trading profit was 6% below last year.

Sales for Adhesives were 1% ahead of last year for the quarter, with growth in Asia and Latin America offsetting lower sales in North America. Gross margin percentages were in line with Q2 but below last year, primarily due to adverse sales mix and higher raw material costs. Despite savings in fixed costs, trading profit remained below last year.

Starch sales were 5% ahead for the quarter, with good performances in North America, Asia, and Latin America. Gross margin percentages were below last year, largely due to adverse product mix, but despite this and higher utility costs in the US, trading profit was slightly ahead of last year.

Sales for Specialty Synthetic Polymers were 6% ahead of last year, with continued strong growth in Asia, a good performance in Europe, and particularly good growth from the Elotex and Personal Care businesses. However, with raw material costs remaining relatively high, trading profit was below last year.

Electronic and Engineering Materials sales were 1% ahead of last year. Conditions improved in some markets, notably in semiconductors, but remained subdued in others, particularly in automotive and CRT. Consequently, Ablestik and Emerson & Cuming both delivered good growth, but this was largely offset by lower sales for Acheson. Trading profit was slightly below last year.

OPERATIONAL REVIEW (continued)

Quest

Third Quarter					First Nine Months
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

173	181	(4)	(5)	Sales	522	542	(4)	(3)

13	21	(38)	(31)	Trading Profit	34	69	(51)	(44)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Quest sales for the quarter were 5% lower than last year, with growth in Asia and Latin America offset by significantly lower sales in Europe. Gross margin percentages improved from the first half, but remained below last year. Despite reduced fixed costs, trading profit was 31% below last year.

Food sales for the quarter were 6% below Q3 last year, which was positively impacted by sales from the order backlog associated with the Naarden supply chain problems that originated in Q2 2002. Sales outside Europe were slightly ahead of last year. In Europe, although sales were 17% below last year, they were similar to Q2. Gross margin percentages improved from Q2 and were in line with last year, and fixed costs were below 2002. Nevertheless, the sales shortfall resulted in trading profit well below last year.

At the time of ICI's half year results announcement it was reported that Quest Japan had been required to recall flavours containing an ingredient known as WS3. One of the three customers affected by this has now served a legal claim, seeking recompense for unspecified costs and damages incurred as a result of a recall of products. Quest intends to contest the claim vigorously. No claims have been received from the two other customers, although this remains a possibility.

In Fragrance, sales for the quarter were 4% below a strong Q3 last year, mainly due to lower sales in Europe. Growth in Personal Care and Oral Care was offset by lower Fine Fragrance sales. Gross margin percentages were below last year, mainly due to less favourable product mix and lower consumption of Quest’s own manufactured aroma chemicals in products sold. Consequently, despite lower fixed costs, trading profit was well below last year.

OPERATIONAL REVIEW (continued)

Performance Specialties

Third Quarter					First Nine Months
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

159	210	(24)	(10)	Sales	507	632	(20)	(2)

1	14	(93)	(78)	Trading Profit	7	43	(84)	(72)

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

The reported sales and trading profit for Performance Specialties for the third quarter and nine months of 2002 include the results of the Security Systems and Synetix businesses, which were sold in the third and fourth quarters respectively last year. Consequently, the 2003 results for Performance Specialties comprise only Uniqema. The results for Uniqema alone are presented below.

Uniqema

Third Quarter					First Nine Months
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

159	169	(6)	(10)	Sales	507	508	—	(2)

1	6	(83)	(78)	Trading Profit	7	24	(71)	(72)

Uniqema had another difficult quarter. The impact of continued lower volumes of fatty acids in Europe and the Americas more than offset the benefit of price increases implemented earlier in the year. Glycerine prices weakened during the quarter, although the impact in Q3 was limited. Overall sales were consequently 10% below last year. Gross margin percentages also remained below last year, largely due to the continued impact of the weak US dollar on Continental European exports to Asia and North America, and weaker product mix. Despite very good fixed cost control, the business delivered a trading profit of £1m, £5m below last year.

OPERATIONAL REVIEW (continued)

Paints

Third Quarter					First Nine Months
2003	2002	Reported	Comparable		2003	2002	Reported	Comparable
£m	£m	%	%		£m	£m	%	%

601	586	3	3	Sales	1,659	1,689	(2)	2

69	61	13	11	Trading Profit	158	147	7	9

“Comparable” performance percentages exclude the effect of currency translation differences and the impact of acquisitions and divestments.

Paints had another robust quarter, delivering 3% growth in sales and 11% growth in trading profit.

In Europe, sales for the quarter were 3% below last year, with sales in many countries adversely affected by the heat-wave during August. Tight control of costs largely mitigated the profit impact of the sales shortfall but, nevertheless, trading profit was slightly below last year.

North American sales for the quarter were broadly similar to last year, but with cost saving initiatives implemented in the first half, and initial benefits from the restructuring programme announced at Q2, trading profit was slightly ahead of last year.

Asia had another excellent quarter, with sales 17% ahead overall, and particularly strong performances in China and Malaysia. Investment continued to support growth in the region, but despite this, double-digit trading profit growth was achieved.

In Latin America, performance significantly improved as the region continued to recover after the economic and exchange rate difficulties experienced in 2002. Sales were 36% ahead for the quarter, with excellent growth in Argentina. Trading profit was well ahead of last year.

The Packaging business delivered 6% sales growth for the quarter, with particularly good performances in Europe and Asia. Despite adverse mix and higher raw material costs, trading profit was ahead of last year.

OPERATIONAL REVIEW (continued)

Regional and Industrial

Third Quarter			`		First Nine Months
2003	2002	Reported			2003	2002	Reported
£m	£m	%			£m	£m	%

113	151	(25)		Sales	384	439	(13)

(7)	1	n/a		Trading Profit	(20)	(7)	n/a

Regional and Industrial is shown on an “as reported” basis.

Reported sales for Regional and Industrial for the quarter were 25% behind last year. However, excluding nil margin sales of £3m compared with £52m last year, and the impact of divested businesses, sales were 22% ahead, with particularly strong growth from the regional business in Pakistan.

Margins for the PTA business in Pakistan improved from Q2 but Regional and Industrial reported a trading loss of £7m overall, £8m below last year, mainly due to an £8m increase in the charge for pension costs in relation to the ICI Pension Fund. This largely related to commitments to pensioners and deferred pensioners who worked for ICI’s divested UK Industrial Chemical businesses.

GROUP FINANCIAL TARGETS

ICI will today provide a strategic update following the Q3 analyst results presentation in London. ICI’s performance focus has been, and will continue to be, on economic profit growth, and ICI today announces a number of targets which, if delivered, will lead to growth in economic profit over time. These targets are based around current UK accounting standards:

•	Average sales growth at, or better than, the growth in real GDP over the 4 year period 2004 to 2007. This target is expressed on a comparable basis, excluding exchange rate translation impacts and the effects of acquisitions and divestments.

•	An increase in Group trading profit margins, before goodwill amortisation and exceptional items, by an average of ½% per annum over the next four years. If achieved, this will raise trading margins from around 7%, as delivered in the first 9 months of this year, to about 9% in 2007.

•	In addition, reflecting the importance of improving capital effectiveness in enhancing economic profit, ICI also intends to improve after tax return on capital employed by an average of 1% per annum, to close to 10% in 2007.

Finally, ICI is committed to improving cash flow. Its target will be to generate positive cash flow before acquisitions on a sustainable basis from 2005 onwards.

These targets are based on the definitions provided in Appendix IV.

ADDITIONAL INFORMATION

Retirement benefits

As announced on 16th October, the 2003 triennial valuation of the ICI UK Pension Fund has now been completed.

On March 31, 2003 the ICI UK Pension Fund had a deficit for funding purposes of £443m and a solvency ratio of 93%, compared with a deficit of £148m and a solvency ratio of 98% on March 31, 2000. The Company has therefore agreed to make top-up contributions to the Fund of £62m per annum for nine years from 2004, and to provide an asset-backed guarantee for £250m to support its commitments to the Fund. These arrangements will replace the previous schedule of six annual top-up payments of £30m that was agreed in 2000.

Based on this valuation, the deficit for SSAP24 purposes on March 31, 2003 was £344m. This compares with a deficit of £4m on March 31, 2000. Consequently, the results for the third quarter include an additional, ongoing quarterly charge of £8m compared with Q3 2002.

NEXT ANNOUNCEMENT

Trading results for the fourth quarter of 2003 will be announced on 5 February 2004.

Imperial Chemical Industries PLC
ICI Group Headquarters
20 Manchester Square
London W1U 3AN

30 October 2003

ATTACHMENTS

Appendix I	Group Profit and Loss Account

Appendix II	UK GAAP to US GAAP net income reconciliation

Appendix III	Additional notes

Appendix IV	Definitions

APPENDIX I

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

THIRD QUARTER

The unaudited trading results of the Group for the third quarter 2003, with comparative figures for 2002 are set out below:

		Third Quarter 2003					Third Quarter 2002

		Continuing operations					Continuing operations

		Before exceptional items	Exceptional items	Discontinued operations	Total		Before exceptional items	Exceptional items	Discontinued operations	Total
		£m	£m	£m	£m		£m	£m	£m	£m

	Turnover	1,507		—	1,507		1,574		—	1,574

	Trading profit (loss)	119	(61)	—	58		143	—	—	143
	(after deducting goodwill amortisation)	(9)	—	—	(9)		(10)	—	—	(10)
	Income from associates	—	—	—	—		1	—	—	1
	Profit (loss) on sale of operations		(18)	8	(10)			(6)	—	(6)
	Profit (loss) on disposals of fixed assets		—	—	—			2	—	2

	Profit (loss) on ordinary activities before interest	119	(79)	8	48		144	(4)	—	140
Net interest payable	– Group	(23)	—	—	(23)		(30)	—	—	(30)
	– Associates	—	—	—	—		(3)	—	—	(3)

	Profit (loss) on ordinary activities before taxation	96	(79)	8	25		111	(4)	—	107
	Taxation	(31)	19	3	(9)		(35)	(4)	3	(36)
	Attributable to minorities	(7)	—	—	(7)		(6)	—	—	(6)

	Net profit (loss) for the financial period	58	(60)	11	9		70	(8)	3	65

	Dividends				—					—

	Profit (loss) retained				9					65

	Profit (loss) before goodwill amortisation, taxation and exceptionals	105	—	—	105		121	—	—	121

	Profit (loss) before taxation and exceptionals	96	—	—	96		111	—	—	111

	Net profit (loss) before exceptionals	58	—	—	58		70	—	—	70

	Earnings (loss) per £1 Ordinary Share:
	– before goodwill amortisation and exceptionals				5.7	p				6.9	p

	– before exceptionals				4.9	p				6.0	p

	– after exceptionals				0.8	p				5.4	p

	Weighted average number of shares in issue during the period				1,182	m				1,181	m

APPENDIX I (Continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

GROUP PROFIT AND LOSS ACCOUNT

FIRST NINE MONTHS

The unaudited trading results of the Group for the first nine months 2003, with comparative figures for 2002 are set out below:

		First Nine Months 2003					First Nine Months 2002

		Continuing operations					Continuing operations

		Before exceptional items	Exceptional items	Discontinued operations	Total		Before exceptional items	Exceptional items	Discontinued operations	Total
		£m	£m	£m	£m		£m	£m	£m	£m

	Turnover	4,447		—	4,447		4,665		—	4,665

	Trading profit (loss)	297	(99)	—	198		390	—	—	390
	(after deducting goodwill amortisation)	(27)	—	—	(27)		(28)	—	—	(28)
	Income from associates	1	—	—	1		18	—	—	18
	Profit (loss) on sale of operations		37	(20)	17			1	6	7
	Profits (losses) on disposal of fixed assets		2	—	2			5	—	5
	Provision in respect of own shares		(76)	—	(76)			—	—	—

	Profit (loss) on ordinary activities before interest	298	(136)	(20)	142		408	6	6	420
Net interest payable	– Group	(71)	—	—	(71)		(95)	—	—	(95)
	– Associates	1	—	—	1		(29)	—	—	(29)

	Profit (loss) on ordinary activities before taxation	228	(136)	(20)	72		284	6	6	296
	Taxation	(74)	33	6	(35)		(90)	(6)	3	(93)
	Attributable to minorities	(17)	—	—	(17)		(14)	(3)	—	(17)

	Net profit (loss) for the financial period	137	(103)	(14)	20		180	(3)	9	186

	Dividends				(32)					(36)

	Profit (loss) retained				(12)					150

	Profit (loss) before goodwill amortisation, taxation and exceptionals	255	—	—	255		312	—	—	312

	Profit (loss) before taxation and exceptionals	228	—	—	228		284	—	—	284

	Net profit (loss) before exceptionals	137	—	—	137		180	—	—	180

	Earnings (loss) per £1 Ordinary Share:
– before goodwill amortisation and exceptionals					13.9	p				19.1	p

	– before exceptionals				11.6	p				16.5	p

	– after exceptionals				1.7	p				17.0	p

Weighted average number of shares in issue during the period					1,182	m				1,091	m

APPENDIX II

IMPERIAL CHEMICAL INDUSTRIES PLC

RECONCILIATION BETWEEN UK AND US GAAP

The results of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Net income calculated in accordance with US GAAP is set out below. Note 42 to the 2002 Annual Report and Accounts and Form 20-F describes the significant differences between UK GAAP and US GAAP affecting the ICI Group’s net income and shareholders’ equity. Under US GAAP, net expense for the first nine months ended 30 September 2003 was £167m (2002: net expense of £13m) compared with a net income of £20m (2002: net income of £186m) under UK GAAP. These differences primarily result from the differing accounting treatment of purchase accounting adjustments, disposal accounting, pensions, deferred tax, derivative instruments and hedging activities and restructuring costs. Under SFAS 144, the disposals of Synetix in 2002 and ICI’s investment in Huntsman International Holdings in 2003, have been classified within discontinued operations. As required by SFAS 142 the Group has considered the implications of its first quarter trading performance on the carrying value of its goodwill under US GAAP. Consequently, the Group recognised in the second quarter an impairment charge of £255m on capitalised goodwill related to the Uniqema business. The 2002 results include an impairment of £122m relating to the Paints business in Latin America.

The following is a summary of the material adjustments to net income which would have been required if US GAAP had been applied:

	First Nine Months
	2003 £m	2002 £m
Net income/(expense) after exceptionals – UK GAAP
Continuing operations	34	177
Discontinued operations	(14)	9

	20	186

Adjustments to conform with US GAAP
Pension expense	(15)	(40)
Capitalisation of interest less amortisation and disposals	(3)	(1)
Purchase accounting adjustments
Impairment / Amortisation of goodwill and intangibles	(251)	(116)
Disposals and other adjustments	73	(34)
Reversal of write down of investment	19	—
Derivative instruments and hedging activities	14	(32)
Restructuring costs	1	(4)
Share compensation expense	(4)	(3)
Others	—	1
Tax effect of US GAAP adjustments	(21)	30

	(187)	(199)

Net income/(expense) after exceptionals – US GAAP
Continuing operations	(256)	(14)
Discontinued operations	89	1

	(167)	(13)

APPENDIX III

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES

1.	Basis of Presentation
The Group’s financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. The Group’s accounting policies conform to UK Generally Accepted Accounting Principles (“UK GAAP”). The main policies are set out in the accounts section of the Annual Report and Accounts and Form 20-F 2002.
The financial data presented in this document is for the third quarter 2003, being the three months ended 30 September 2003, together with the nine months to date then ended, and compared to the corresponding periods in the previous year.
References to “comparable” performances exclude the effect of currency translation differences and the impact of acquisitions and divestments, and relate to the results reported by the International Businesses. They are quoted before accounting for goodwill amortisation and exceptional items. Performance is measured on a consistent basis over two or more financial periods. Comparable results for both 2003 and 2002 are translated at constant exchange rates, which equate to the annual average exchange rates for 2002, and exclude the results of divested businesses and the impact of acquired businesses from the relevant periods.

2.	Basis of segmentation
Segmental data in this statement is analysed as follows:
Continuing Operations comprising the International Businesses (being National Starch, Quest, Performance Specialties and Paints) and Regional & Industrial. The Regional and Industrial segment comprises the Group’s Regional businesses (of which the largest operation is the pure terephthalic acid business in Pakistan) and some ongoing residual activity in the UK relating to legacy management.
Under UK GAAP, the Synetix business that was sold last year, is classified within continuing operations for Performance Specialties in 2002. In 2003, Performance Specialties comprised the Uniqema business only.

3.	Forward looking statements
Certain statements in this press release may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by ICI’s indebtedness and leverage, a credit downgrade by the ratings agencies, contingent liabilities arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the parent company’s filings with the SEC including its reports on Forms 6-K. Accordingly readers are cautioned not to place undue reliance on these forward looking statements which speak only at their respective dates.

APPENDIX III (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

NOTES (CONTINUED)

4.	Relationship to Statutory Accounts and Audit Status
The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2002 have been filed with the Registrar of Companies. The auditors have reported on the 2002 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

APPENDIX IV

IMPERIAL CHEMICAL INDUSTRIES PLC

DEFINITIONS

Group comparable sales	Group sales as reported, adjusted to exclude the effects of:
• Currency translation
• Divestments
• Acquisitions

Trading margin	Trading profit (before goodwill amortisation, exceptional items, interest and share of profits of associates) Divided by Sales as reported. Expressed as a percentage

Earnings before Interest, Tax, Depreciation and Amortisation (“EBITDA”)	Trading profit before interest, tax, depreciation, goodwill amortisation and exceptional items(1).

Interest cover	Calculations of interest cover are based on the sum of ICI’s trading profit (before goodwill amortisation and exceptional items) and the Group’s share of net associated company income (associates’ trading profit less share of interest payable by associates) divided by ICI’s interest payable (excluding share of interest payable by associates).

Effective tax rate	Effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax (before goodwill amortisation and exceptional items).

Group Return on Capital employed (“ROCE”)	Group trading profit (2) (before exceptional items, interest and share of profits of associates) after restructuring amortisation(3) and after tax (4)
Divided by
Average (net operating assets + net operating exceptional items).

Expressed as a percentage

Net operating assets	Tangible fixed assets + goodwill on acquisitions (5) + operating working capital.

Net operating exceptional items	For financial ratio calculation purposes only, this is defined as: Asset write downs arising on restructuring + cash cost of restructuring before tax and after amortisation (3).

APPENDIX IV (continued)

IMPERIAL CHEMICAL INDUSTRIES PLC

DEFINITIONS (CONTINUED)

Earnings per Ordinary Share	Group profit after tax and minority interests (before goodwill amortisation and exceptional items)
Divided by
Weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Group Cash flow before acquisitions	Group Cash inflow (outflow) before use of liquid resources and financing Add back Cash consideration for subsidiary undertakings and operations acquired (6).

Notes:

(1)	Management believe EBITDA and related measures of cash flow serve as important financial indicators, however EBITDA should not be considered in isolation, or as an alternative to trading profit or net profit or net cash flow from operating activities, in each case, determined in accordance with UK GAAP.

(2)	Including goodwill amortisation.

(3)	For financial ratio purposes only, restructuring cash spend is capitalised in each year spend occurs and then amortised over 3 years starting on 1 January following the year of spend.

(4)	A tax charge is applied to the Group trading profit (before goodwill amortisation and after restructuring amortisation) using the Group's effective tax rate for the year (2002: 29%). The Group's effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, before goodwill amortisation and exceptional items.

(5)	Goodwill on acquisitions relates to goodwill capitalised on the Group balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Specialty Chemical businesses) which has been charged directly to reserves.

(6)	Excluding cash loans to associates and other investments (eg. loans to Ineos Chlor).